Mail Stop 3561

October 2, 2006

Mr. Patrick C. Cannon
General Counsel and Corporate Secretary
Maine & Maritimes Corporation
209 State Street
Presque Isle, ME 04769

       Re: **Maine & Maritimes Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 24, 2006
                File Number 333-103749

Dear Mr. Cannon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief